Exhibit 99.1

Funtalk China Holdings Limited Reports Fiscal 2010 Second Quarter Financial Results

— 2Q FY2010 Revenues Increased 95% to $208 Million –
— Operating Income Increased 110% to $12.4 Million —
— Net Income Increased 20% to $4.6 Million –
— Provides Financial Outlook for Second Half of FY2010 –

Beijing, China, January 8, 2010 – Funtalk China Holdings Limited (the “Company”) (Nasdaq: FTLK), a leading China-based retailer and distributor of wireless communications devices, accessories and content, today announced its unaudited financial results for the second fiscal quarter ended September 30, 2009 (2Q FY2010).
 “We are pleased with the improved results in our second fiscal quarter,” commented Mr. Fei Dongping, Chief Executive Officer of the Company. “Our retail business continues to drive the growth of the Company in generating strong organic growth and recurring revenue.  We are making excellent progress in our efforts to build a vertically integrated, wireless communication products company with a strong retail and distribution network. The platform we have built in China will allow us to facilitate our market expansion in a country with historically low wireless penetration and high adoption rates.”

Second Quarter Financial Results
The Company completed a share exchange with Pypo Digital Company Limited ("Pypo Digital") on July 9, 2009. The share exchange represents a reverse acquisition involving a public shell company and has been accounted for financial reporting purposes as the issuance of shares by Pypo Digital in exchange for the assets and liabilities of the Company, accompanied by a recapitalization.  As a result of the share exchange, Pypo Digital will be the continuing entity for financial reporting purposes, and will be deemed to be the accounting acquirer.  Accordingly, the accompanying consolidated financial information of the Company prior to the share exchange reflects the results, assets and liabilities of Pypo Digital whereas the assets and liabilities are recorded at their carrying amounts.. In addition, Pypo Digital’s shares and earnings per share have been restated retroactively to reflect the share exchange ratio as at the date of the Share Exchange in a manner similar to a recapitalization.

The Company reported revenues of US$207.7 million for 2Q FY2010, representing a 94.6% increase from the corresponding period of FY2009.  Revenues from our original stores and distribution business (excluding the business acquisitions during the period, or the organic growth) increased to $131.4 million from $106.7 million or 23.2% compared to same period in the last fiscal year.  Revenue from acquisitions of three retail chains in the months of October and December in 2009 (the “Acquisitions”) contributed $76.3 million to the second quarter 2010 performance compared to nil in the prior year period. The Company currently generates revenues from two business segments, distribution and retail of mobile phones and related accessories.

Distribution revenues for 2Q FY2010 were US$108.4 million, representing a 27.0% increase from the corresponding period of FY2009. The increased distribution revenue growth over the same period of FY2009 was primarily due to a 30.2% increase in the total volume of mobile phones sold and offset by an 11.3% decrease in average selling prices of mobile phones. The decrease in average selling prices were primarily due to a higher mix of low-end priced handsets sold compared to higher selling prices in the same period in the corresponding period of FY2009.

Retail revenues for 2Q FY2010 were US$99.3 million, representing a 364.0% increase for the corresponding period of FY2009. The strong growth over the prior period in the retail sales segment was primarily due to the inclusion of sales volume from six retail companies representing 189 locations in 2Q FY2010 compared to sales volume of three retail companies representing 92 locations in the corresponding period of FY2009. Organic growth of the Company’s retail segment was 7.5%, an increase of revenue to $23.0 million in 2Q FY2010 from $21.4 million in 2Q FY2009.  Acquisitions contributed approximately $76.3 million in revenue to the Company’s retail segment.

Gross margin decreased to 13.5% from 14.4% for the corresponding period of FY2009. Gross margins for the distribution division and retail division were 13.5% and 13.4%, respectively, for 2Q FY2010.  The decrease in gross margin was primarily due to the change in revenue mix where a substantial portion of revenues was generated from sales of lower margin mobile phones.

Selling and distribution expenses were US$11.0 million for 2Q FY2010, representing a 59.6% increase from the corresponding period of FY2009. The increase was primarily due to the increase in rental expenses resulting from the retail acquisitions in fiscal 2009 and the expansion of the direct sales force for retail segment. General and administrative expenses were US$5.0 million for 2Q FY2010, representing a 91.4% increase from the corresponding period of FY2009. The increase was primarily due to the increased headcount and an increase in bank service charges associated with the expansion of the Company’s operations.

Operating income increased 109.7% to $12.4 million from $5.9 million in the prior year period. Operating income margin, calculated based on income from operations as a percentage of net revenues, increased to 6.0% from 5.5% in the prior year second quarter period.

Interest expense was US$2.2 million for 2Q FY2010, representing a 78.9% increase from the corresponding period of FY2009. The increase was primarily due to Pypo’s higher average amount of notes payable and borrowings outstanding during the period. Pypo had average outstanding borrowings of $146.5 million, bearing an average interest rate of 3.90%, in the three months ended September 30, 2009, as compared to average outstanding borrowings of $65.3 million, bearing an average interest rate of 6.71%, in the three months ended September 30, 2008.

Income tax expense was US$2.9 million for 2Q FY2010. The effective tax rate for 2Q FY2010 was 31.3% compared to 15.3% in the prior year period.

Net income attributable to non-controlling interests of the Company’s partially-owned consolidated subsidiaries was $1.7 million for 2Q FY2010, representing a significant increase from the corresponding period of FY2009. The increase in non-controlling interest’s share in net income in 2Q FY2010 was due to the inclusion of results of six retail companies as compared to only three retail companies in the corresponding period in FY2009.

Net income attributable to the Company was US$4.6 million, or 2.2% of total revenue for 2Q FY2010, representing a 19.5% increase from $3.8 million, or 3.6% of total revenue in the corresponding period of FY2009. Second quarter 2010 diluted EPS was $0.09 based on a diluted share count of 51.1 million shares compared to $0.09 based on a diluted share count of 45.0 million shares in the prior year period.

As of September 30, 2009, the Company’s cash balance (including pledged deposits) was US$64.0 million. This number excludes $20.4 million raised from the Company’s recent financing which occurred in December 2009.  As of September 30, 2009, the Company’s accounts receivable was US$87.7 million, representing an increase of 22.8% from the balance as of June 30, 2009. The accounts receivable turnover days for 2Q FY2010 was 36.1 days compared to 79.2 days in 2Q FY2009.

2010 Second Quarter Business Development Initiatives

In August 2009, one of the Company’s operating subsidiaries entered into a definitive agreement to acquire 100% of the outstanding equity interest in Shanghai Xieheng Telecommunications Equipment Co., Ltd. (“Shanghai Xieheng”) , a wireless telecommunications device and accessories retailer.  The acquisition was completed in November 2009.

In September 2009, the Company acquired 49% of the outstanding equity interest of Jiangsu Guanzhilin Mobile Phones Hypermarkets Co., Ltd. (“Jiangsu Guanzhilin”), a wireless telecom device and accessories manufacturer in China, resulting in 100% ownership of this entity.  Prior to this transaction, one of the Company’s operating subsidiaries held 51% of the equity interests of Jiangsu Guanzhilin.

Share Repurchase Activity

In October 2009, Pypo Digital Company Limited (“Pypo Digital”), the wholly-owned subsidiary of the Company, entered into a share purchase agreement with Capital Ally Investments Limited (“Capital Ally”) and ARCH Digital Holdings Limited (“ARCH Digital”) to acquire the shares of the Company. Pursuant to the share purchase agreement, as amended, Pypo Digital acquired 1,857,587 ordinary shares of the Company from Capital Ally and 827,613 ordinary shares of the Company from ARCH Digital at an average price of $8.39.  Pypo Digital paid $700,000 and $300,000 to Capital Ally and ARCH Digital, respectively, on October 5, 2009 for the first payment related to the share repurchase agreement. On or prior to March 31, 2010, Pypo Digital shall pay $14,885,155 and $6,643,673 to Capital Ally and ARCH Digital, respectively for the final payment.

Change of Name

On November 26, 2009, the Company changed its corporate name to Funtalk China Holdings Limited from Pypo China Holdings Limited.

Follow-on Offering

In December 2009, the Company completed its follow-on public offering of 3,100,000 ordinary shares. The Company received aggregate net proceeds of approximately $20.4 million, after deducting underwriting discounts and commissions.

The Company plans to use the net proceeds from the offering for general corporate purposes, including establishment of new retail stores, investments in connection with arrangements with wireless operators and improvements in the Company's information management system.

Outlook for Second Half of FY2010

For the second half of the Company’s 2010 fiscal year ending March 31, 2010, the Company expects its revenue to be in the range of US$360-$400 million and that second half 2010 net income will exceed $20 million.  For the second half of its 2010 fiscal year, the Company projects its gross margin to be in the range of 12%-13% and operating income to be in the range of 5-6% of net revenue estimates , which is on par with its first half 2010 performance.  These projections are based on the Company’s current views on its operating market conditions which are subject to change.

 “We look forward to solid performance in the second half of our fiscal year, which is traditionally a stronger period for our business. Our results are expected to improve compared to first half as we expect to receive a significant amount of vendor-rebates, recognize the full amount of net income contribution from both Shanghai Xieheng and Jiangsu Guanzhilin, and stronger seasonal sales trends. Our acquisition of Shanghai Xieheng has expanded our retail networks into new regions and will create a new source of recurring revenue for us, beginning in our next fiscal year.  We believe this decisive move accelerates our strategy of integrating the mobile communication retail market and the consolidation makes it possible for the Company to broaden its revenue base, increase gross margins, strengthen our overall product offering and enhance its overall competitiveness. We are pleased to have completed our recent financing and are encouraged with our growth opportunities moving forward.  We plan to provide frequent updates on our business and look forward to updating our investors on our third quarter performance towards the end of February 2010, at which point, we will conduct a formal earnings conference call to discuss results and highlights from our fiscal third quarter as well as answer questions from investors.  We appreciate your support during this exciting time in our business and will continue to explore ways to maximize value for our shareholders,” concluded Mr. Fei Dongping,

Interim Financial Information

The unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by management using U.S. GAAP.  This interim financial information is not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP.  The March 31, 2009 balance sheet was derived from audited consolidated financial statements of Pypo Digital.

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores, and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk that the Company will not use the proceeds from the offering in the manner contemplated or successfully integrate any acquisitions of retail chains, as well as the other risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

(Financial Statements on Following Pages)

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Six Months Ended
	Sep. 30, 2009	Sep. 30, 2008	Sep. 30, 2009	Sep. 30, 2008

Net revenues	$207,721	$106,716	$405,451	$219,625
Cost of revenues	- 179,751	- 91,312	- 353,074	- 188,505

Gross profit	27,970	15,404	52,377	31,120

Operating expenses:
Other operating income	437	23	1,153	23
Selling and distribution expenses	- 11,015	- 6,903	- 21,117	- 13,417
General and administrative expenses	- 5,028	- 2,627	- 8,846	- 5,692
Impairment loss on goodwill	—	—	—	- 71

Total operating expenses	- 15,606	- 9,507	- 28,810	- 19,157

Income from operations	12,364	5,897	23,567	11,963

Others, net	- 1,117	32	- 2,004	89
Interest income	101	141	132	248
Interest expense	- 2,159	- 1,207	- 4,119	- 2,727

Income before income tax, equity in (loss) income of affiliated companies and non-controlling interests	9,189	4,863	17,576	9,573
Income tax expense	- 2,874	- 743	- 5,744	- 1,424
Equity in (loss) income of affiliated companies	- 3	47	—	83

Net income	6,312	4,167	11,832	8,232
Net income attributable to the non-controlling interests	- 1,739	- 341	- 3,156	- 416

Net income attributable to the Company	$4,573	$3,826	$8,676	$7,816

Basic net income per share	$0.094	$0.085	$0.185	$0.174

Diluted net income per share	$0.089	$0.085	$0.180	$0.174

Number of shares used in computing basic net income	48,598,314	45,000,000	46,808,989	45,000,000

Number of shares used in computing diluted net income	51,140,606	45,000,000	48,084,896	45,000,000

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Sep. 30, 2009	As of Mar. 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$14,172	$33,468
Restricted bank deposits	49,801	11,504
Accounts receivable (less allowance for doubtful accounts of $555 for September 30, 2009 and $735 for March 31, 2009	87,674	72,802
Inventories	88,315	54,701
Notes receivable	1,921	2,982
Value added tax receivable	5,359	2,857
Amounts due from related parties	24,156	42,308
Amount due from an affiliated company	6,766	27,946
Receivable from a vendor	3,336	21,355
Other receivable	88,351	44,180
Prepayment and other assets	9,998	8,314
Deferred tax assets	3,624	4,866

Total current assets	383,473	327,283

Non-current assets:
Investments in affiliated companies	358	1,479
Property and equipment, net	16,580	15,694
Intangible assets	18,957	19,188
Goodwill	21,344	1,977
Other assets	3,077	320

Total non-current assets	60,316	38,658

TOTAL ASSETS	$443,789	$365,941

FUNTALK CHINA HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of Sep. 30, 2009	As of Mar. 31, 2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$52,505	$28,290
Notes payable	63,124	23,513
Provision for rebates and price protections	9,029	9,048
Advance payments from customers	21,242	4,827
Other payables and accruals	46,642	20,611
Income taxes payable	3,727	8,086
Amounts due to related parties	300	20,300
Amounts due to an affiliated company	—	790
Short term borrowings	83,378	79,457

Total current liabilities	279,947	194,922

Non current liabilities
Deferred tax liabilities	2,588	2,005

Total liabilities	282,535	196,927

Total shareholders’ equity	152,513	154,561

Non-controlling interests	8,741	14,453

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$443,789	$365,941